# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evolution Metals & Technologies Corp., CIK 0001866226
CUSIP: 30054B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4040 NE 2nd Ave, Ste 348, Miami, Florida (FL), 33137
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0002107195
Persons authorized to receive notices and communications: Nicole Garcia, 10785 West Twain Ave., Suite 250, Las Vegas, Nevada (NV), 89135, 561-225-3205

## Reporting persons
- Good Earth 1000, LLC (CIK 0002107195): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 63,421,535; shared voting power 0; sole dispositive power 63,421,535; shared dispositive power 0; aggregate amount beneficially owned 63,421,535 (10.69% of the class)
  Comment: As to Item 4 above, the shares of Common Stock held by the Reporting Person were issued as merger consideration in connection with the business combination previously disclosed in the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 9, 2026. As to Items 7, 9 and 11 above, the shares beneficially owned represent 63,421,535 shares of Common Stock directly beneficially owned by Good Earth 1000, LLC, including 15,840,000 shares of Common Stock pledged to Axos Bank as collateral pursuant to the Pledge Agreement described in Item 6 below. As to Item 13 above, the percentage is based on 593,349,852 shares of Common Stock outstanding, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025. As to Item 14 above, the type of reporting person is a limited liability company organized under the laws of the State of Nevada.
- Nicole Garcia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 63,421,535; shared voting power 0; sole dispositive power 63,421,535; shared dispositive power 0; aggregate amount beneficially owned 63,421,535 (10.69% of the class)
  Comment: As to Item 4 above, the shares of Common Stock referenced herein were issued as merger consideration in connection with the business combination previously disclosed in the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 9, 2026. As to Items 7, 9 and 11 above, the shares beneficially owned represent 63,421,535 shares of Common Stock directly beneficially owned by Good Earth 1000, LLC, including 15,840,000 shares of Common Stock pledged to Axos Bank as collateral pursuant to the Pledge Agreement described in Item 6 below. Nicole Garcia may be deemed to beneficially own the shares held by Good Earth 1000, LLC because she is the Manager of Good Earth 1000, LLC and has sole voting and dispositive power over such shares, subject to the pledge arrangement described in Item 6 below. As to Item 13 above, the percentage is based on 593,349,852 shares of Common Stock outstanding, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Evolution Metals & Technologies Corp.
Address of issuer's principal executive offices: 4040 NE 2nd Ave, Ste 348, Miami, Florida (FL), 33137
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 3, 2026 by Good Earth 1000, LLC and Nicole Garcia (collectively, the "Reporting Persons") with respect to the common stock, par value $0.0001 per share, of Evolution Metals & Technologies Corp. (the "Issuer"). Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

This Amendment No. 1 is being filed to disclose certain financing arrangements entered into on May 14, 2026, including the pledge by Good Earth 1000, LLC of 15,840,000 shares of the Issuer's common stock to Axos Bank pursuant to financing arrangement and Pledge Agreement, each dated May 14, 2026.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Good Earth 1000, LLC, a Nevada limited liability company ("Good Earth"), and Nicole Garcia. Good Earth and Nicole Garcia are referred to herein collectively as the "Reporting Persons."
Residence or business address: The principal business address of each of the Reporting Persons 10785 West Twain Ave., Suite 250, Las Vegas, NV 89135.
Present principal occupation or employment: Good Earth is a limited liability company organized under the laws of the State of Nevada. Nicole Garcia is the Manager of Good Earth.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Nicole Garcia is a citizen of the United States. Good Earth is a limited liability company organized under the laws of the State of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Good Earth 1000, LLC previously acquired the 63,421,535 shares of Common Stock reported herein as merger consideration in connection with the business combination previously disclosed in the Issuer's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 9, 2026.

On May 14, 2026, Good Earth 1000, LLC entered into a financing arrangement with Axos Bank, as lender, providing for a senior secured credit facility. In connection with that transaction, Good Earth 1000, LLC pledged 15,840,000 shares of Common Stock as collateral pursuant to the Pledge Agreement described in Item 6 below.

The shares reported herein were not acquired with borrowed funds under the financing arrangement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons continue to hold the Common Stock for investment purposes.

On May 14, 2026, Good Earth 1000, LLC entered into the financing arrangement described in Item 6 below. In connection with those arrangements, Good Earth 1000, LLC pledged 15,840,000 shares of Common Stock to Axos Bank as collateral. The pledge was made for financing purposes.

Subject to applicable law, the financing and pledge arrangements described in Item 6 below, the Issuer's organizational documents and any applicable Issuer policies, the Reporting Persons may from time to time review their investment in the Issuer and may acquire additional securities of the Issuer, retain securities of the Issuer, or sell, pledge or otherwise dispose of all or a portion of the securities of the Issuer held by them, in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may also from time to time engage in discussions with management, the Board of Directors, other security holders of the Issuer or other relevant parties regarding the Issuer, including its business, operations, governance, management, capitalization, strategic alternatives, financing, or other matters. Any action the Reporting Persons may take will depend upon, among other things, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, market conditions, the market price of the Common Stock, other investment opportunities, and other factors the Reporting Persons may deem relevant.

Except as set forth in this Schedule 13D, including this Amendment No. 1, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based on 593,349,852 shares of Common Stock issued and outstanding, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

As of the date of this Amendment No. 1, the Reporting Persons may be deemed to beneficially own 63,421,535 shares of the Issuer's Common Stock, representing approximately 10.69% of the outstanding Common Stock of the Issuer.

The 63,421,535 shares of Common Stock are directly beneficially owned by Good Earth 1000, LLC. Nicole Garcia may be deemed to beneficially own the shares held by Good Earth 1000, LLC because she is the Manager of Good Earth 1000, LLC and has sole voting and dispositive power over such shares, subject to the pledge arrangements described in Item 6 below.

As described in Item 6, 15,840,000 of the shares of Common Stock beneficially owned by the Reporting Persons have been pledged to Axos Bank as collateral pursuant to the Pledge Agreement. The Reporting Persons continue to beneficially own such pledged shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting power and sole dispositive power with respect to 63,421,535 shares of Common Stock, including the 15,840,000 pledged shares, subject to the pledge arrangement described in Item 6 below. Under the Pledge Agreement, Axos Bank's rights to sell, transfer, register or vote the pledged shares arise upon an Event of Default.
Transactions in the class effected during the past sixty days: Except for the transactions described in this Amendment No. 1, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

Pledge Agreement

On May 14, 2026, Good Earth 1000, LLC entered into a Pledge Agreement in favor of Axos Bank. Pursuant to the Pledge Agreement, Good Earth 1000, LLC pledged 15,840,000 shares of Common Stock as collateral.

The collateral subject to the Pledge Agreement includes, among other things, the pledged shares, related securities agreements, the securities account and related securities entitlements, deposit account rights, dividends, distributions and proceeds, books and records relating to the collateral, and certain voting, control and consent rights, in each case subject to the terms of the Pledge Agreement.

Under the Pledge Agreement, Good Earth 1000, LLC represents that it remains the legal and beneficial owner of the collateral, subject to the terms of the Pledge Agreement. Good Earth 1000, LLC is restricted from selling, assigning, transferring or otherwise disposing of the collateral except as permitted under the Pledge Agreement.

If an Event of Default exists, Axos Bank may exercise rights and remedies with respect to the collateral, including the right to sell, assign, transfer, endorse and deliver the collateral at public or private sale or on a securities exchange, to cause the securities intermediary to follow Axos Bank's entitlement orders and no longer follow the entitlement orders of Good Earth 1000, LLC, to register collateral in Axos Bank's name or the name of its nominee, and to exercise voting rights with respect to the pledged shares.

The Pledge Agreement also provides that, if Axos Bank determines that registration under the Securities Act is necessary or advisable in order to sell restricted securities collateral, Good Earth 1000, LLC will use commercially reasonable efforts to cause the Issuer and its officers and directors to take steps to effect such registration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1.1 Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 1.1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 3, 2026.

Exhibit 10.1 Pledge Agreement, dated May 14, 2026, by Good Earth 1000, LLC, as pledgor, in favor of Axos Bank, as secured party, filed as an exhibit hereto.

## Signatures
- Good Earth 1000, LLC: /s/ Nicole Garcia, Nicole Garcia/Manager (05/18/2026)
- Nicole Garcia: /s/ Nicole Garcia, Nicole Garcia (05/18/2026)